FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For November 12, 2008

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for November 12, 2008 and incorporated by reference herein is the Registrant’s immediate report dated November 12, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz General Counsel

Dated: November 12, 2008

BluePhoenix Solutions Reports Financial Results for Q3 2008

Third Quarter Revenue Increases 4.5% to $22.0 Million, non-GAAP EPS loss of
$0.06 primarily due to $1.8 million FOREX impact

The Company expects to return to profitability in Q4 on a non-GAAP basis

HERZLIYA, Israel – November 11, 2008 – BluePhoenix Solutions (NASDAQ: BPHX – News), the leader in value-driven legacy modernization, today announced financial results for the third quarter ending September 30, 2008. For the quarter, the Company reported revenue from continuing operations of $22.0 million, up 4.5% compared to $21.1 million for the third quarter last year. Adjusted non-GAAP loss* was $1.4 million compared to a gain of $3.2 million for the third quarter last year. Adjusted non-GAAP loss per diluted share was $0.06 compared to $0.17 income per diluted share in the year-ago period. On a GAAP basis, GAAP loss was $6.8 million compared to a gain of $742,000 in the year-ago period. GAAP loss per diluted share was $0.32 compared to $0.04 income per diluted share in the year-ago period.

“This was a disappointing quarter for us, yet, during the quarter we made significant steps to build our future success” commented Arik Kilman, CEO of BluePhoenix Solutions. “This quarter was influenced by several factors primarily by rapid currency fluctuations which mostly worked against us. This situation had a significant negative impact of $1.8 million or $0.09 EPS to our bottom line. In addition, we faced a challenging environment which delayed deal closure and experienced slower than expected progress in some projects which required us to allocate additional resources. These contributing factors resulted in lower revenues, lower gross margins and higher operational and financial expenses which led to a minor negative cash flow from operations. In addition, on a GAAP basis in this quarter we incurred $2.3 million for one time expenses related to cost reduction plan, including changes to our management structure and resource deployment. As a result of an operational review that was conducted during the quarter, we have implemented a cost saving plan which we expect will reduce operating expenses by approximately $3 million on annual basis, beginning in 2009.”

Mr. Kilman continued, “We believe that the following set of actions will start showing positive results beginning next year:

—	As announced today we strengthened our senior management team by strong and talented sales executives.

—	We closed significant deals with several customers including financial institutions.

—	Our pipeline reached a record level of about $220 million, up from $193 million. Although our backlog decreased from $103 million in the previous quarter to $95 million today, on the same exchange rates as of the previous quarter the backlog is up by $1 million and would have been $104 million.

—	We raised cash of $16 million from Israeli banks mainly in long term loans.

—	The Israeli Court has approved our buy-back request.

—	We implemented a partial hedging program using external advisors.

To summarize, this quarter is breaking a series of 19 consecutive quarters of positive non-GAAP EPS,” Mr. Kilman added. “I believe that this event is a short term event in nature and expect that we will return to the positive non-GAAP profit already in Q4.”

Non-GAAP Results* (in thousands US$)	Q3/2008	Q2/2008	Q3/2007

Sales	22,029	23,029	21,087
Operating profit (loss)	(170)	2,641	3,903
Net Income (loss)	(1,354)	2,896	3,231

GAAP Results* (in thousands US$)	Q3/2008	Q2/2008	Q3/2007

Sales	22,029	23,029	21,087
Operating profit (loss)	(5,206)	(165)	1,525
Net Income (loss) from continued operations	(6,390)	90	781
Net Income (loss)	(6,839)	(8,262)	742

* Excluding Mainsoft which was classified as discontinued operation.

Financial Highlights

—	Revenue increased 4.5% to $22.0 million from $21.1 million one year ago but decreased from $23.0 million in the previous quarter mainly as a result of the strengthening of the USD against the European currencies which comprise 60% of the company’s revenues.

—	Gross Margin on a GAAP basis was 44% a decrease from 56% one year ago, and from 49% in the previous quarter. Gross Margin on a non-GAAP basis was 54% a decrease from 67% one year ago, and from 59% in the previous quarter. The decrease in the GAAP and non-GAAP gross margin compared to year-ago period, is attributed to currency impact, to change in our revenue mix which was more services-driven than last year, and to slower than expected progress in some of our projects, which required us to allocate additional resources, increasing the cost of sales in the quarter.

—	Selling, marketing and general expenses on a GAAP basis was $10.4 million an increase from $6.9 million in the year-ago period and $6.8 million in the previous quarter. The increase of $3.6 million from the previous quarter and from the year ago period is attributed to one-time expenses related to our cost saving plan of $2.3 million, provision for bad debts of $0.6 million, and additional expenses most of which are one time expenses.

Selling, marketing and general expenses on a non-GAAP basis was $7.5 million compared to $6.0 million in the year-ago period and $6.1 million in the previous quarter. The increase of $1.4 million from the previous quarter is attributed to bad debt of $0.6 million and additional expenses most of which are one time expenses.

—	Net loss on a GAAP basis from continuing operations was $6.4 million compared to a profit of $781,000 in the year ago period and compared to profit of $90,000 in the previous quarter. The decrease in profitability from the year ago quarter is attributed to: $2.3 million expenses related to saving plan, $1.8 million currency impact, $0.9 million related to capitalization of research and development costs that took place in the year ago period, $0.6 million related to bad debts and the remaining amount is attributed to decrease in gross margin as a result of revenue mix and additional costs related to projects.

Net loss on a non-GAAP basis from continuing operations was $1.4 million compared to a profit of $3.2 million in the year ago period and compared to profit of $2.9 million in the previous quarter.

—	The impact of the currency exchange rate, which includes a 9% devaluation of the GBP against the US Dollar during the quarter, and an 8% devaluation of the Euro against the US Dollar, resulted in approximately $1.8 million impact on the company’s net loss and a $0.09 impact on the non-GAAP earnings per share.

—	The company has $32.5 million in cash compared to $22.6 million as of December 31, 2007. The Company’s working capital was $40.8 million as of September 30, 2008 compared to $32 million as of December 31, 2007.

—	During the quarter, BluePhoenix used existing credit facility, raising a total cash of $16 million. The lines of credit bear an average interest rate of LIBOR plus 2.65% with repayment terms of up to 5 years.

—	All numbers exclude Mainsoft which is presented as discontinued operations.

Stock Repurchase:

BluePhoenix has received authorization from the Israeli courts, clearing the way to resume a stock repurchase initiative and can begin this process 48 hours after its quarterly report is filed with the SEC.

Cost Savings Plan

During the quarter BluePheonix management completed its review of the Company’s operations, personnel, processes and business segments. As a result of this review, the Company has augmented senior sales and marketing leadership, and completed a reallocation of personnel, resulting in a net reduction of about 3% of its employees worldwide. More than half of these changes have already been implemented, and the Company anticipates incurring additional severance charges during the fourth quarter. In addition, management has decided to close two offices increasing the Company’s efficiency. The net benefit of this cost saving plan is expected to result in about $3 million in reduced expenses during 2009.

Operational Highlights

—	Signed a major new multi-million dollar modernization project to migrate 4GL and COBOL applications to Java for one of the leading financial institutions in the United States. As part of this project, the organization will migrate from DB2 to Oracle and downsize off the mainframe (z/OS) to HP UNIX and LINUX.

—	Signed over $5 Million in Modernization Deals With Two Large European Banks.

—	Announced a two-year, $6 million renewal of a partnership agreement with a global supplier of banking solutions.

—	Closed the previously announced sale of its interest in its subsidiary Mainsoft Corporation to Catalyst Private Equity Partners (Israel) II LP, and received a cash payment of $1.7 million at closing and additional contingent consideration based on the potential occurrence of either a sale of such holdings or a qualified initial public offering within a specified time period as agreed by the parties.

—	As also announced today, the Company has named new sales executives: Javier Jimenez joined BluePhoenix as Vice President of Sales, Americas and Oren Gil-Or was named Vice President, Sales EMEA and APAC.

Non-GAAP Financial Measures

The release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, non-GAAP cost of revenues, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP net income and non-GAAP net income (loss) per share. These non-GAAP measures exclude the following items:

—	Amortization of purchased intangible assets;

—	Capitalization of research and development costs; and

—	Equity-based compensation expense

—	Restructuring expenses

—	One time expenses related to cost saving plan

The presentation of these non-GAAP financial measures should be considered in addition to BluePhoenix’ GAAP results and is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. BluePhoenix’ management believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain charges, gains and tax effects that may not be indicative of BluePhoenix’ core business operating results. BluePhoenix believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing BluePhoenix’ performance. These non-GAAP financial measures also facilitate comparisons to BluePhoenix’ historical performance and its competitors’ operating results. BluePhoenix includes these non-GAAP financial measures because management believes they are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. Non-GAAP measures are reconciled to comparable GAAP measures in the table entitled “Reconciliation of GAAP to Non-GAAP.”

Conference Call:

Management will hold a conference call to discuss its 2008 third quarter financial results at 4:30 p.m. ET on Tuesday, November 11, 2008. Interested parties may access the call by calling 800-762-8795 from within the United States, or 480-248-5081 if calling internationally, approximately five minutes prior to the start of the call. A replay will be available through November 18, 2008 and can be accessed by dialing 800-406-7325 (U.S.), 303-590-3030 (Int’l), passcode 3934924. This call is being web cast by ViaVid Broadcasting and can be accessed at BluePhoenix’s website at http://www.bluephoenixsolutions.com. The web cast may also be accessed at ViaVid’s website at http://www.viavid.net. The web cast can be accessed until December 11, 2008 on either site. To access the web cast, you will need to have the Windows Media Player on your desktop. For the free download of the Media Player please visit: http://www.microsoft.com/windows/windowsmedia/en/download/default.asp.

About BluePhoenix Solutions

BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value-driven modernization solutions for legacy information systems. BluePhoenix offerings include a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, re-hosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, CareFirst, Citigroup, Danish Commerce and Companies Agency, Desjardins, Los Angeles County Employees Retirement Association, Merrill Lynch, Rabobank, Rural Servicios Informáticos, SDC Udvikling, TEMENOS, Toyota and Volvofinans. BluePhoenix has 15 offices in the USA, UK, Denmark, Germany, Italy, France, The Netherlands, Romania, Russia, Cyprus, South Korea, Australia, and Israel.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact
Varda Sagiv
BluePhoenix Solutions
+97299526100
vsagiv@bphx.com

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Three months ended September 30,		Nine months ended September 30,
	2008	2007*	2008		2007*
	Unaudited		Unaudited

Revenues	$22,029	$21,087		$69,093	$58,491

Cost of revenues	12,375	9,209		33,997	25,556

Gross profit	9,654	11,878		35,096	32,935

Research and development costs, net	4,498	3,252		14,100	8,705

Selling, general and administrative expenses	10,362	6,896		25,182	20,217

Restructuring		205			694

Total operating expenses	14,860	10,353		39,282	29,616

Operating income (loss)	(5,206)	1,525		(4,186)	3,319

Financial expenses, net	1,042	907		1,038	4,166

Other income	-	133		273	133

Income (loss) before taxes	(6,248)	751		(4,951)	(714)

Taxes on income (benefit)		(51)		(330)	73

	(6,248)	802		(4,621)	(787)

Minority interest	142	21		255	79

Net income (loss) from continued operation	$(6,390)	$781	$	(4,876)	$(866)

Net loss from discontinued operation	(449)	(39)		(9,021)	(32)

Net income (loss)	$(6,839)	$742		$(13,897)	$(898)

Net (loss) income per share:
Basic	$(0.32)	$0.04		$(0.66)	$(0.05)
Diluted	$(0.32)	$0.04		$(0.66)	$(0.05)

Shares used in per share calculation:
Basic	21,368	17,967		21,183	16,425

Diluted	21,368	19,288		21,183	16,425

* Presented after reclassification of Mainsoft Inc. as discontinued operation.

UNAUDITED RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(In thousands, except per share data)

	Three months ended September 30, 2008				Three months ended September 30, 2007
	As Reported	Non-GAAP Adjustments		Non-GAAP	As Reported	Non-GAAP Adjustments		Non-GAAP

Revenues	$22,029			$22,029	$21,087			$21,087

Cost of revenues	12,375	(2,160	)(a)	10,215	9,209	(2,187	)(a)	7,022

Gross profit	9,654	2,160		11,814	11,878	2,187		14,065

Research and development costs, net	4,498			4,498	3,252	880	(d)	4,132

Selling, general and administrative expenses	10,362	(537	)(b)	7,486	6,896	(274	)(b)	6,030
		(2,339	)(c)			(592	)(e)
Restructuring	-			-	205	(205	)(f)	-

Total operating expenses	14,860	(2,876)		11,984	10,353	(191)		10,162

Operating income (loss)	(5,206)	5,036		(170)	1,525	2,378		3,903
Financial expenses, net	1,042			1,042	907	(72	)(g)	835
Other income				-	133			133

Income (loss) before taxes	(6,248)	5,036		(1,212)	751	2,450		3,201
Taxes on income (benefit)					(51)			(51)

	(6,248)	5,036		(1,212)	802	2,450		3,252
Minority interest	142			142	21			21

Net income (loss) from continued operation	$(6,390)	$5,036		$(1,354)	$781	$2,450		$3,231

Net loss from discontinued operation	(449)	449			(39)	39

Net income (loss)	$(6,839)	$5,485		$(1,354)	$742	$2,489		$3,231

Net (loss) income per share:
Diluted	$(0.32)			$(0.06)	$0.04			$0.17
Shares used in per share calculation	21,368			21,368	19,288			19,288

Notes:

(a)	Amortization of intangible assets.
(b)	Stock-based compensation.
(c)	One-time expenses due to global cost savings plan
(d)	Capitalization of research and development expenses.
(e)	Acquisition related and integration charges
(f)	Restructuring charges
(g)	Non-cash financial expenses

	Nine months ended September 30, 2008				Nine months ended September 30, 2007
	As Reported	Non-GAAP Adjustments		Non-GAAP	As Reported	Non-GAAP Adjustments		Non-GAAP

Revenues	$69,093			$69,093	$58,491			$58,491

Cost of revenues	33,997	(6,473	)(a)	27,524	25,556	(5,690	)(a)	19,866

Gross profit	35,096	6,473		41,569	32,935	5,690		38,625
	51%			60%	56%			66%
Research and development costs, net	14,100			14,100	8,705	3,676	(d)	12,381
	64%			64%	15%			21%

Selling, general and administrative expenses	25,182	(2,146)	(b)	20,697	20,217	(2,291	)(g)	16,458
		(2,339	)(c)			(1,468	)(e)	78%

Restructuring	-			-	694	(694	)(h)	-

Total operating expenses	39,282	(4,485)		34,797	29,616	(777)		28,839

Operating income (loss)	(4,186)	10,958		6,772	3,319	6,467		9,786
	(19)%			31%	16%			46%
Financial expenses, net	1,038			1,038	4,166	(2,621	)(f)	1,545

Other income	273			273	133			133

Income (loss) before taxes	(4,951)	10,958		6,007	(714)	9,088		8,374

Taxes on income (benefit)	(330)			(330)	73			73

	(4,621)	10,958		6,337	(787)	9,088		8,301

Minority interest	255			255	79			79

Net income (loss) from continued operation	$(4,876)	$10,958		$6,082	$(866)	$9,088		$8,222

	(22)%			28%	(4)%			39%
Net loss from discontinued operation	(9,021)	9,021			(32)	32

Net income (loss)	$(13,897)	$19,979		$6,082	$(898)	$9,120		$8,222

Net (loss) income per share:

Diluted	$(0.66)			$0.28	$(0.05)			$0.47

Shares used in per share calculation	21,183			22,017	16,425			17,488

Notes:

(a)	Amortization of intangible assets.
(b)	Stock-based compensation.
(c)	One-time expenses due to global cost savings plan
(d)	Capitalization of research and development expenses.
(e)	Acquisition related and integration charges
(f)	Non-cash financial expenses
(g)	One time non-cash executive compensation related to the Formula sale of shareholdings in BluePhoenix, offset against paid-in capital for $1,769K,plus Q1/07 depreciation for $199K and $323K stock based compensation.
(h)	Restructuring charges

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	September 30,	December 31,
	2008	2007*
	Unaudited

ASSETS

Current Assets:

Cash and cash equivalents	$32,540	$22,571
Marketable securities	790	668
Trade accounts receivable	26,630	22,233
Other current assets	3,450	2,163
Assets attributed to discontinued operation	4,503	17,100

Total Current Assets	67,913	64,735

Non-Current Assets:

Long-term trade receivable	-	512
Investment in affiliated company	207	207
Property and equipment, net	2,606	2,313
Goodwill	58,880	49,683
Intangible assets and other, net	23,060	29,408

Total Non-Current Assets	84,753	82,123

TOTAL ASSETS	$152,666	$146,858

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:

Short-term bank credit	$750	-
Convertible Debenture	-	67
Trade accounts payable	5,012	3,673
Deferred revenues	4,985	5,453
Other current liabilities	12,772	16,365
Liabilities attributed to discontinued operation	3,572	7,146

Total Current Liabilities	27,091	32,704

Non-Current Liabilities

Accrued severance pay, net	1,519	1,549
Loans from banks	15,301	135

Total Non-Current Liabilities	16,820	1,684

Minority interests	1,015	762

Shareholders' Equity	107,740	111,708

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$152,666	$146,858

* Presented after reclassification of Mainsoft Inc. as discontinued operation.

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three months ended September 30,		Nine months ended September 30,
	2008	2007*	2008	2007*
	Unaudited		Unaudited

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(6,839)	$742	$(13,897)	$(898)
Adjustments to reconcile net income to net cash provided by operating activities:
loss from discontinued operation	449	39	9,021	32
Minority interests in profits of subsidiaries	142	21	255	79
Depreciation and amortization	2,500	2,435	7,229	6,281
Increase (decrease) in accrued severance pay, net	(128)	(54)	(30)	237
Gain on sale of property	-	1	-	9
Change in value of long term-loans and liabilities	-	665	-	2,304
Stock-based and non cash compensations	537	274	2,148	2,093
Deferred income taxes, net	(278)	-	(767)	-
Changes in operating assets and liabilities:
Marketable securities	(29)	13	(29)	1,022
Decrease (increase) in trade receivables	946	(1,615)	(3,050)	(1,402)
Decrease (increase) in other current assets	668	1,110	(521)	1,170
Increase in trade payables	221	1,061	953	867
Increase (decrease) in other current liabilities and deferred revenues	1,041	1,568	565	(254)

Net cash provided by (used in) operating activities	(770)	6,260	1,877	11,540

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(540)	(262)	(1,027)	(578)
Proceeds from sale of property and equipment	22	-	22	8
Capitalization of research and development costs	-	(810)	-	(3,585)
Additional consideration of previously acquired subsidiaries and purchase of activiy	(1,509)	(929)	(7,252)	(1,508)
Purchased of activity and newly-consolidated subsidiaries	(58)	(5,220)	(992)	(7,260)

Net cash used in investing activities	(2,085)	(7,221)	(9,249)	(12,923)

CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term bank credit, net	-	(1,838)	-	2,561
Repayment of long-term loans, net	-	(13,923)	(75)	(19,957)
Receipt of long-term loans	16,000	21,938	16,000	27,938
Purchase of Company's shares	-	-	(591)	-
Exercise of employee share options and warrants	-	912	2,007	3,389

Net cash provided by financing activities	16,000	7,089	17,341	13,931

NET CASH PROVIDED BY ONGOING OPERATION	13,145	6,128	9,969	12,548
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	19,395	14,487	22,571	8,067

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$32,540	$20,615	$32,540	$20,615

CASH FLOWS - DISCONTINUED OPERATION:
Cash flow provided by (used in) operating activity	(631)	(489)	(752)	1,613
Cash flow used in investment activity	(19)	(330)	(64)	(1,440)

NET CASH PROVIDED BY (USED IN) DISCONTINUED OPERATION	(650)	(819)	(816)	173

* Presented after reclassification of Mainsoft Inc. as discontinued operation.